SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D
(Amendment No. 1)
Under the Securities Exchange Act of 1934

Dynatronics Corporation
(Name of Issuer)

Common Stock, $no par value
(Title of Class of Securities)

268157
(CUSIP Number)

Stuart M. Essig
174 Nassau Street #320
Princeton, NJ 08542
 (609) 936-2266

(Name, Address and Telephone Number of Person Authorized to Receive Notices
And Communications)

December 28, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for the Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268157

(1)	Names of Reporting Persons

Stuart M. Essig

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) N/A
(b) ☒

(3)	SEC Use Only ___________________________________________________________________________

(4)	Source of Funds (See Instructions):

N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)	Citizenship or Place of Organization

U.S.

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power: (8) Shared Voting Power: (9) Sole Dispositive Power: (10) Shared Dispositive Power:	2,325,384 N/A 2,325,384 N/A

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

2,325,384 shares of common stock

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13)	Percent of Class Represented by Amount in Row (11):

39.6% of common stock

(14)	Type of Reporting Person (See instructions):

IN

CUSIP No. 268157

(1)	Names of Reporting Persons

Prettybrook Partners, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) N/A
(b) ☒

(3)	SEC Use Only ___________________________________________________________________________

(4)	Source of Funds (See Instructions):

N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)	Citizenship or Place of Organization

U.S.

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power: (8) Shared Voting Power: (9) Sole Dispositive Power: (10) Shared Dispositive Power:	N/A N/A N/A N/A

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

N/A

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13)	Percent of Class Represented by Amount in Row (11):

N/A

(14)	Type of Reporting Person (See instructions):

OO

CUSIP No. 268157

(1)	Names of Reporting Persons

Erin Enright

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) N/A
(b) ☒

(3)	SEC Use Only ___________________________________________________________________________

(4)	Source of Funds (See Instructions):

N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)	Citizenship or Place of Organization

U.S.

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power: (8) Shared Voting Power: (9) Sole Dispositive Power: (10) Shared Dispositive Power:	15,456 188,800 15,456 188,800

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

204,256

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13)	Percent of Class Represented by Amount in Row (11):

5.3%

(14)	Type of Reporting Person (See instructions):

IN

CUSIP No. 268157

(1)	Names of Reporting Persons

Stuart M. Essig 2007 Family Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) N/A
(b) ☒

(3)	SEC Use Only ___________________________________________________________________________

(4)	Source of Funds (See Instructions):

OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)	Citizenship or Place of Organization

U.S.

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power: (8) Shared Voting Power: (9) Sole Dispositive Power: (10) Shared Dispositive Power:	N/A 188,800 N/A 188,800

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

188,800

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13)	Percent of Class Represented by Amount in Row (11):

4.9%

(14)	Type of Reporting Person (See instructions):

OO

This Amendment No. 1 amends the Schedule 13D dated July 10, 2015 (as amended, the "Schedule 13D") of Stuart M. Essig, Erin Enright and Prettybrook Partners, LLC, in respect of the shares of common stock, no par value (the "Common Stock"), of Dynatronics Corporation, a Utah corporation (the "Issuer"), as follows (unless otherwise indicated, all capitalized terms used but not define herein have the meaning ascribed to such terms in the Schedule 13D):

Item 2. Identity and Background.

Item 2 is hereby amended in its entirety as follows:

(a) Name of persons filing ("Reporting Persons"):

Stuart M. Essig, Erin Enright, and Prettybrook Partners, LLC, Stuart M. Essig 2007 Family Trust (the "Trust")

(b) Residence or Business Address of Reporting Persons:

08536174 Nassau Street #320
Princeton, NJ 08542

(c) Principal occupation or business of the Reporting Persons:

Private Investing

(d) Criminal proceedings:

During the last five years, the Reporting Persons have not been convicted in any criminal proceeding.

(e) Civil Proceedings:

During the last five years, the Reporting Persons have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

(f) Citizenship or Place of Organization:

Mr. Essig and Ms. Enright are U.S. citizens, Prettybrook Partners, LLC is a Delaware limited liability company, and the Trust is an irrevocable trust formed under the laws of the State of New Jersey.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following paragraph at the beginning thereof:

On December 28, 2016, the Trust entered into a Securities Purchase Agreement (the "December Series A Purchase Agreement") with the Issuer, pursuant to which the Trust purchased 188,000 shares of the Issuer's Series A Preferred Stock at $2.50 per share and warrants to purchase 283,200 shares of Common Stock at $2.75 per share.  Notwithstanding the foregoing, under the terms of the December Series A Purchase Agreement, the issuance of the shares of Common Stock underlying the payment of dividends and the execution of such warrants is conditioned upon approval by the Issuer's shareholders.  The source of the purchase price was the funds of the Trust.

On April 3, 2017, the Issuer closed on the sale of equity securities pursuant to the terms of a Securities Purchase Agreement (the "Securities Purchase Agreement") entered into with certain accredited investors.  The equity securities consisted of 1,559,000 Units at $5.00 per Unit, with each Unit comprised of one share of Common Stock at $2.50 per share, one share of Series B Convertible Preferred Stock, no par value per share ("Series B Preferred Stock") at $2.50 per share, and a warrant to purchase 1.5 shares of Common Stock, exercisable at $2.75 per share for six years.  Except as specifically set forth hereafter, under the terms of the Securities Purchase Agreement, the issuance of the shares of Common Stock included in the Units and underlying the conversion, payment of dividends and redemption of the Series B Preferred Stock, and the execution of the warrants were made conditional upon obtaining approval of the Issuer's shareholders.  Notwithstanding the foregoing, at the closing, the Issuer issued a total of 600,000 shares of Common Stock to two investors, which issuance was not subject to shareholder approval.

The foregoing transactions and corresponding issuances have resulted in the current beneficial ownership of the Common Stock for each of the Reporting Persons set forth herein.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended to include the following:

On December 16, 2015, the Issuer appointed David B. Holtz as an additional "Preferred Director" nominated by the holders of the Series A Convertible Preferred Stock ("Series A Preferred Stock").

In connection with the closing of the Securities Purchase Agreement, (i) Mr. Essig purchased 260,000 Units, comprised of 260,000 shares of Common Stock at $2.50 per share, 260,000 shares of Series B Preferred Stock at $2.50 per share, and warrants to purchase 390,000 shares of Common Stock at $2.75 per share; and (ii) the Trust purchased 40,000 Units, comprised of 40,000 shares of Common Stock at $2.50 per share, 40,000 shares of Series B Preferred Stock at $2.50 per share, and warrants to purchase 60,000 shares of Common Stock at $2.75 per share  As described in Item 3 above, the issuance of the shares of Common Stock included in such Units and underlying the conversion, payment of dividends and redemption of such Series B Preferred Stock, and the execution of such warrants is conditioned upon approval by the Issuer's shareholders.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by replacing the paragraph contained in Item 5(a) with the following:

(a) As of April 14, 2017, (i) Mr. Essig beneficially owned (as that term is defined in Rule 13d-3 promulgated by the SEC) an aggregate of 2,325,384 shares of Common Stock, consisting of 125,384 shares of Common Stock, 880,000 shares of Common Stock underlying Series A Preferred Stock that may be converted by Mr. Essig, and 1,320,000 shares of Common Stock underlying warrants that may be exercised by Mr. Essig, representing approximately 39.6% of the outstanding Common Stock; (ii) Ms. Enright beneficially owned (as that term is defined in Rule 13d-3 promulgated by the SEC) an aggregate of 204,256 shares of Common Stock, consisting of 15,456 shares of Common Stock and 188,800 shares of Common Stock underlying Series A Preferred Stock that may be converted by Ms. Enright, representing approximately 5.3% of the outstanding Common Stock; and (iii) the Trust beneficially owned (as that term is defined in Rule 13d-3 promulgated by the SEC) an aggregate of 188,800 shares of Common Stock, consisting of 188,800 shares of Common Stock underlying Series A Preferred Stock that may be converted by the Trust, representing approximately 4.9% of the outstanding Common Stock. 1

Item 5 is hereby further amended by replacing the paragraph contained in Item 5(b) with the following:

(b) Mr. Essig has sole voting and dispositive power with respect to 2,325,384 shares of the Common Stock.  Ms. Enright has sole voting and dispositive power with respect to 15,456 shares of the Common Stock and shared voting and dispositive power with respect to 188,800 shares of the Common Stock.  The Trust has shared voting and dispositive power with respect to 188,800 shares of the Common Stock.  Ms. Enright is the sole trustee of the Trust.  Prettybrook Partners, LLC does not have sole or shared voting or dispositive power over any of the shares of the Common Stock.

Item 5 is hereby further amended by adding the following to Item 5(c) at the beginning thereof:

On April 3, 2017, Mr. Essig was issued 17,189 shares of Common Stock as dividends with respect to Series A Preferred Stock purchased by Mr. Essig on June 30, 2015.  Except as set forth herein, none of the Reporting Persons has effected any transaction in the class of securities reported herein during the past 60 days.

1 Based upon 3,678,798 shares of issued and outstanding shares of the Issuer's common stock as reported in the Issuer's Preliminary Proxy Statement filed April 14, 2017. Pursuant to Rule 13d-3 promulgated by the Commission, to compute the Reporting Person's beneficial ownership of shares of the Issuer's common stock, any such shares not outstanding which are subject to warrants or conversion privileges are deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by the Reporting Person, but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

Item 7. Material to be filed as Exhibits.

1. Securities Purchase Agreement, dated as of March 21, 2017, by and between Dynatronics Corporation and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 10.3 to Dynatronics Corporation's current report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2017).

2. Securities Purchase Agreement, dated as of December 28, 2016, by and between Dynatronics Corporation and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to Dynatronics Corporation's current report on Form 8-K filed with the Securities and Exchange Commission on January 3, 2017).

3. Joint Filing Agreement of the Reporting Persons included with this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: April 14, 2017	/s/ Stuart M. Essig
Stuart M. Essig

/s/ Erin Enright
Erin Enright

Prettybrook Partners, LLC

	By:	Stuart M. Essig
	Its:	Managing Member

Stuart M. Essig 2007 Family Trust

	By:	Erin Enright
	Its:	Trustee

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, dated April 14, 2017, relating to the Common Stock, no par value, of Dynatronics Corporation shall be filed on behalf of the undersigned.

Date: April 14, 2017

Stuart M. Essig		Prettybrook Partners, LLC

By:	/s/ Stuart M. Essig	By:	Stuart M. Essig
		Title:	Managing Member

Erin Enright		Stuart M. Essig 2007 Family Trust

By:	/s/ Erin Enright	By:	Erin Enright
		Title:	Trustee